Via Facsimile and U.S. Mail
Mail Stop 6010

August 7, 2008

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

Re: **Assured Guaranty, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2007**
**Form 10-Q for the Quarter Ended March 31, 2008**
**File No. 1-32141**

Dear Mr. Mills:

We have reviewed your June 10, 2008 response to our May 19, 2008 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

**Form 10-K for the year ended December 31, 2007**

Management's Discussion and Analysis of Financial Condition and Operating Results
Critical Accounting Estimates
Reserves for Losses and Loss Adjustment Expenses, page 68

1. We have reviewed your response to prior comment 3. You disclose that a Rapid Amortization Event occurred in June 2008 on two home equity line of credit securitization transactions totaling $1.44 billion serviced by Countrywide Financial due to higher than expected claim payments. Given that the Rapid Amortization Event recently transpired please disclose the relevance of it to determining the adequacy of your reserves for losses at December 31, 2007.

2. You provided disclosures regarding your exposure to losses on the two home equity line of credit securitization transactions with Countrywide Financial in your Form 8-K report dated on June 11, 2008. These disclosures provide data and discussion with respect to cumulative losses, delinquency percentage, excess spread, line of credit draws, prepayment rates and unpaid principal balance regarding these transactions. We believe that this data and discussion of it would be useful in your annual and quarterly filings as well as an analysis and discussion of changes and reasons for changes in trends related to this data.

Valuation of Derivative Financial Instruments, page 74

3. We have reviewed your response to prior comment 5. Please disclose your exposure to loss due to industry concentrations or industry specific factors.

Financial Statements

Note 12 – Income Taxes, page 150

4. We acknowledge your response to prior comment 9. You did not disclose why you believe that a valuation allowance is not necessary on the deferred tax asset of $166.3 million related to your credit default swap financial guarantees. Please disclose within MD&A all of the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the $166.3 million in deferred tax assets will be realized. Please refer to paragraphs 20-25 of SFAS 109 for guidance. Please also disclose the status of the federal income tax treatment of credit default swaps, whether it is a settled or unsettled area of tax law, and the possible range of outcomes that may result due to this uncertainty.

Note 23 – Business Segments, page 178

5. We acknowledge your response to prior comment 12. Please tell us the financial measures or ratios used by the chief operating decision maker to evaluate the financial performance of the operating segments. Provide us with a summary explaining the kind of data that was provided to the chief operating decision maker for the 2007 fiscal year and through the current interim period.

**Form 10-Q for the quarter ended March 31, 2008**

Notes to Consolidated Financial Statements
Note 13. Fair Value of Financial Instruments, page 22

6. We have reviewed your response to prior comment 13. We believe that your disclosure could be improved so that a reader of your financial statements can better understand how you establish the fair value of CDS contracts. Please

enhance your disclosure of the contractual terms, methodology, inputs and assumptions used to calculate the fair value of your CDS contracts to achieve this objective.  Where differences exist among the contracts please disaggregate your discussion of the aforementioned items by significant CDS collateral class (for example residential real estate, commercial real estate, corporate investment grade and corporate non-investment grade).

7.  We acknowledge your response to prior comment 14.  Please enhance the disclosures of your credit default swaps modeling techniques as we originally requested by describing the various strengths and weaknesses of the credit default swaps modeling techniques for your residential real estate, commercial real estate, corporate investment grade, corporate high yield exposures and any other significant exposures.  Please be sure to explain why you believe that a strength of your credit default swaps modeling techniques is that you base your inputs on standard market indices that are validated by actual transactions.

8.  You disclose that the fair value of the your CDS contracts represents the difference between the present value of remaining expected premiums you receive for the credit protection and the estimated present value of premiums that a comparable financial guarantor would hypothetically charge for the same protection, as if the risk of loss of these contracts could be transferred to them.

Our understanding is that the transaction price for the credit derivatives you write directly to your mortgage-backed security or bond issuer customers differs from the transaction price you would pay for the credit derivatives you purchase from reinsurers generally by the amount of a ceding commission.  That is, a credit derivative written by yourself to a mortgage-backed security or bond issuer includes a specific contractual premium which you considered sufficient to reimburse you for the risk accepted, plus the costs of obtaining the business etc.  We further understand that when a financial guarantor insurance company purchases "reinsurance" on a CDS from a reinsurance company (obtains reinsurance), generally there is a ceding commission (payment back to the ceding company) that is approximately 30% of the contractual premium on the ceded policy.  Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximately 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may  exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which your written credit derivative transactions occur differs from the market in which you could transfer the liability as evidenced by the differences in counterparties and contractual terms that exist between your written and purchased credit derivatives.  If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition if fair value in SFAS 157, paragraph 5. Please advise why the company believes basing fair values of its CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsurer would charge another insurance company in a market more akin to the reinsurance market is more reflective of the exit market for the company's CDS contracts.

9.  If the company engages in the practice of purchasing CDS (acquiring reinsurance on CDS contract), please advise the staff whether the company included the ceding commission in the determination of the fair value of such contracts (a) before the adoption of SFAS 157, and (b) after the adoption of SFAS 157. Regarding the company's adoption of SFAS 157, did the company consider itself to have had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract?

10. Please advise the staff, whether the company had any material amounts of written or purchased CDS contracts measured at fair value under SFAS 133 using the transaction price in accordance with EITF Issue 02-3 and for which when adopting SFAS 157 the company then applied paragraph 37b of SFAS 157.

*   *   *   *

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review.  Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant